Exhibit 99.1



Alcon Announces Voluntary Recall of Systane® Free LIQUID GEL Lubricant Eye Drops in the United States, Including Puerto Rico
No Other Systane® Formulations Affected by Recall

FORT WORTH, Texas – December 14, 2006 – Alcon Laboratories, Inc., a subsidiary of Alcon, Inc. (NYSE: ACL), announced today a voluntary recall of **Systane® Free LIQUID GEL** lubricant eye drops. This product is distributed only in the United States, including Puerto Rico. No other formulations of Systane® lubricant eye drops are included in this recall. This voluntary recall is in response to 11 consumer reports citing the presence of foreign material. Alcon has distributed over 5 million bottles of **Systane® Free LIQUID GEL** since its introduction in January 2006.

After testing particles from the opened, partially used bottles that were returned to Alcon, the company identified the foreign material as mold. However, because of the characteristics of these molds, the development of an infection is considered unlikely. In fact, Alcon has received no reports of fungal infections associated with the 11 reports. The company is taking this action to voluntarily recall **Systane® Free LIQUID GEL** because eye drops that become contaminated after opening the bottle may cause eye infections. Alcon has notified the U.S. Food and Drug Administration of this voluntary action.

Alcon has tested returned product and retained samples from the lots with reports of mold and has conducted a comprehensive review of its manufacturing records. Based on this testing and analysis, Alcon has determined that the cause of the product problem is the specific formulation of **Systane® Free LIQUID GEL,** and is not the result of any manufacturing processes. Therefore, the recall applies only to Systane® Free LIQUID GEL. The original formulation of Systane® lubricant eye drops and Systane® unit dose are not part of this recall and can continue to be used safely.

Retailers, distributors, customers and consumers can identify if their bottles are subject to the recall by locating the words **"Free**" and **"LIQUID GEL"** on the product box or bottle. If these words are not on the bottle or box, the product is safe for use and is not subject to this recall. The picture provided shows where these words are found on the bottle and box.

Consumers who are in possession of **Systane® Free LIQUID GEL** should immediately discontinue use and call 1-866-608-3936 or visit www.systane.com for instructions. The company is currently contacting retailers, distributors and eye doctors to communicate return and replacement instructions. These customers may also call 1-866-608-3936 for more information. Reply cards and pre-paid mailing slips are being provided for product return.

Alcon will replace any purchased bottles of **Systane® Free LIQUID GEL** with a 15mL bottle of its original formulation of Systane® lubricant eye drops. The original formulation of Systane® is based on the Polyquad® preservative system that has been used for more than 20 years to prevent contamination of eye care products. Furthermore, the original formulation of Systane® has been used safely by consumers since 2003.

"Alcon is absolutely committed to providing the highest level of quality eye care products," said Kevin Buehler, Alcon's senior vice president, United States and chief marketing officer. "We took this voluntary action even though it is unlikely that eye infections would occur as a result of this issue."

To reduce the potential for contamination of eye drops, consumers should not touch the tip of the bottle to their eye, should not allow anything else to touch the tip of the bottle and should always put the cap on the bottle immediately after use. Consumers who have concerns about the health of their eyes or who experience unusual eye symptoms, such as severe pain, loss of vision, or significantly increased sensitivity to light, should consult with their eye doctor immediately.

Annual sales of **Systane**® **Free LIQUID GEL** account for less than 10 percent of Alcon's sales of artificial tears in the U.S. and Puerto Rico and less than two tenths of one percent of Alcon's total global sales. The company estimates that the pre-tax cost of the recall will be in the range of $8-10 million. The company also said that the removal of **Systane**® **Free LIQUID GEL** will not have a material impact on its projected sales or profits in 2007.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's web site at www.alconinc.com.

Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We do not undertake to update our forward-looking statements.

For information, contact:
Doug MacHatton
Alcon Investor Relations
817-551-8974
doug.machatton@alconlabs.com

Carol Massey
Alcon Strategic Corporate Communications
817-551-8058
carol.massey@alconlabs.com

www.alconinc.com